UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net income of CHF 2.7 billion for the first quarter of 2007

Income from continuing operations grew 17% in the first quarter of 2007 compared to the first quarter of 2006.

The return on equity improved to 25.2% in the first quarter of 2007, from 24.4% in the same period of 2006.

Diluted earnings per share were CHF 2.42 in the first quarter of 2007, compared to CHF 2.21 in the first quarter of 2006.

Credit Suisse generated net new assets of CHF 15.2 billion in Wealth Management and CHF 29.0 billion in Asset Management.

Financial Highlights
(in CHF million)	1Q07	4Q06	1Q06	Change in %	Change in %
				vs 4Q06	vs 1Q06
Income from continuing operations	2,729	2,599	2,342	5	17
Net income	2,729	4,673	2,604	(42)	5
Diluted earnings per share
from continuing operations (CHF)	2.42	2.29	1.99	6	22
Diluted earnings per share (CHF)	2.42	4.12	2.21	(41)	10
Return on equity	25.2%	44.1%	24.4%	-	-
BIS tier 1 ratio (end of period)	13.2%	13.9%	10.8%	-	-
Core results ¹
Net revenues	10,669	9,816	9,641	9	11
Provision for credit losses	53	(20)	(61)	-	-
Total operating expenses	7,040	6,449	6,629	9	6
Income from continuing operations
before taxes	3,576	3,387	3,073	6	16
¹ Core results include the results of the three segments and the Corporate Center, excluding revenues and expenses in respect of minority interests without significant economic interest.

Zurich, May 2, 2007 “Our results for the first quarter of 2007 demonstrate the continued progress of our integrated business model,” stated Oswald J. Grübel, CEO of Credit Suisse.

He added: “We have achieved a great deal over recent years and I am convinced that under the leadership of Brady Dougan, the new CEO, Credit Suisse will continue to grow and strengthen its profitability.”

Media Release
May 2, 2007 Page 2/8

Core results of the integrated bank

With effect from the first quarter of 2007, Credit Suisse Group is also presenting its results on a core results basis. Core results include the results of the Investment Banking, Private Banking and Asset Management segments and the Corporate Center. However, they exclude revenues and expenses in respect of minority interests in which Credit Suisse does not have a significant economic interest in such revenues and expenses. In the first quarter of 2007, Credit Suisse reported income from continuing operations before taxes on a core results basis of CHF 3,576 million, up 16% compared to the first quarter of 2006. Net revenues grew 11% to CHF 10,669 million compared to the first quarter of 2006. Total operating expenses increased 6% to CHF 7,040 million compared to the first quarter of 2006.

Segment Results
(in CHF million)		1Q07	4Q06	1Q06	Change in %	Change in %
					vs 4Q06	vs 1Q06
Investment	Net revenues	6,582	6,085	5,757	8	14
Banking	Provision for credit losses	61	20	(55)	205	-
	Total operating expenses	4,531	3,723	4,248	22	7
	Income from continuing
	operations before taxes	1,990	2,342	1,564	(15)	27
Private	Net revenues	3,366	2,973	3,110	13	8
Banking	Provision for credit losses	(7)	(41)	(8)	(83)	(13)
	Total operating expenses	1,934	1,871	1,810	3	7
	Income from continuing
	operations before taxes	1,439	1,143	1,308	26	10
Asset	Net revenues	776	738	756	5	3
Management	Provision for credit losses	0	1	2	(100)	(100)
	Total operating expenses	519	648	520	(20)	(0)
	Income from continuing
	operations before taxes	257	89	234	189	10

Investment Banking

The Investment Banking segment reported income from continuing operations before taxes of CHF 1,990 million for the first quarter of 2007, up 27% compared to the first quarter of 2006. Net revenues increased 14% in the first quarter of 2007, mainly reflecting record revenues in debt underwriting, equity and fixed income trading. Provisions for credit losses increased compared to the first quarter of 2006 but remained low in the generally stable credit environment. Total operating expenses rose 7% in the first quarter of 2007 compared to the same period of the previous year, due primarily to higher performance-related compensation expenses reflecting higher revenues. The compensation/revenue ratio was 51.5% in the first quarter of 2007, compared to 53.5% in the first quarter of 2006. The pre-tax income margin rose to 30.2% in the quarter, compared to 27.2% in the first quarter of 2006.

Private Banking

The Private Banking segment, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported income from continuing operations before taxes of CHF 1,439 million for the first quarter of 2007, up 10% compared to the first quarter of 2006.

The Wealth Management business reported income from continuing operations before taxes of CHF 988 million for the first quarter of 2007, up 3% compared to the first quarter of 2006. Net revenues rose 7%, driven mainly by increased net interest income, as well as by higher management fees from

Media Release
May 2, 2007 Page 3/8

managed assets as a result of the increased asset base. The 10% increase in total operating expenses during the quarter was attributable to higher compensation and benefits related to the international expansion in strategic growth markets and higher other expenses mainly due to infrastructure costs associated with the expansion of the integrated banking organization. The pre-tax income margin was 41.5% in the first quarter of 2007, compared to 43.2% in the first quarter of 2006.

The Corporate & Retail Banking business reported a 31% rise in income from continuing operations before taxes to CHF 451 million for the first quarter of 2007 compared to the first quarter of 2006. Net revenues rose 12%, mainly reflecting higher net interest income. Total operating expenses remained unchanged at CHF 546 million in the first quarter of 2007 compared to the first quarter of 2006. The pre-tax income margin was 45.7% in the first quarter of 2007, compared to 39.1% in the first quarter of 2006.

Asset Management

The Asset Management segment reported income from continuing operations before taxes of CHF 257 million for the first quarter of 2007, a rise of 10% compared to the first quarter of 2006. Net revenues increased 3% to CHF 776 million compared to the first quarter of 2006, which was positively impacted by a CHF 85 million gain arising from the sale of assets in an emerging market investment fund. Total operating expenses were virtually unchanged compared to the first quarter of 2006, as the decline in general and administrative expenses offset higher compensation and benefits and commission expenses. The pre-tax income margin improved to 33.1% in the first quarter of 2007 from 31.0% in the first quarter of 2006. As of March 31, 2007, assets under management totaled CHF 708.6 billion, an increase of 5.8% from December 31, 2006.

Net New Assets

The Wealth Management business generated net new assets of CHF 15.2 billion in the first quarter of 2007, representing an annualized quarterly growth rate of 7.8%. This reflected strong contributions from all strategic markets, especially Asia, the US and Europe. The Asset Management business reported strong net new assets of CHF 29.0 billion in the first quarter of 2007, mainly reflecting money market assets of CHF 18.3 billion and alternative investment assets of CHF 8.0 billion. Total assets under management were CHF 1,551.5 billion as of March 31, 2007, an increase of 4.5% from December 31, 2006.

Outlook

Credit Suisse’s business pipeline remains robust and it is optimistic about its long-term growth prospects in Investment Banking, Private Banking and Asset Management in view of the healthy macroeconomic environment. Credit Suisse believes that market corrections cannot be excluded in the coming months and expects an increase in market volatility.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

For additional information on Credit Suisse Group’s first-quarter 2007 results, please refer to the Financial Review 1Q07 and the Financial Statements 1Q07, as well as to the slide presentation for analysts and the media, which are available on the Internet at: www.credit-suisse.com/results

Media Release
May 2, 2007 Page 4/8

Credit Suisse Group

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 45,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking and Non-GAAP Information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	Our plans, objectives or goals;
•	Our future economic performance or prospects;
•	The potential effect on our future performance of certain contingencies; and
•	Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	The ability to maintain sufficient liquidity and access capital markets;
•	Market and interest rate fluctuations;
•	The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
•	The ability of counterparties to meet their obligations to us;
•	The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	Political and social developments, including war, civil unrest or terrorist activity;
•	The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	Operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	The effects of changes in laws, regulations or accounting policies or practices;
•	Competition in geographic and business areas in which we conduct our operations;
•	The ability to retain and recruit qualified personnel;
•	The ability to maintain our reputation and promote our brand;
•	The ability to increase market share and control expenses;
•	Technological changes;
•	The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	The adverse resolution of litigation and other contingencies; and
•	Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group’s Financial Review 1Q07 and Credit Suisse Group’s Financial Statements 1Q07.

Media Release
May 2, 2007 Page 5/8

Presentation of Credit Suisse Group’s First-Quarter 2007 Results

via Audio Webcast and Telephone Conference

Date	Wednesday, May 2, 2007

Time	10:00 CEST / 09:00 BST / 04:00 EDT

Speaker	Renato Fassbind, Chief Financial Officer of Credit Suisse Group

The presentation will be given in English.

Audio Webcast	www.credit-suisse.com/results

Telephone	Europe:	+41 91 610 5600
UK:	+44 207 107 0611
US:	+1 866 291 4166

Reference: ‘Credit Suisse Group quarterly results’

Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentation.

Playbacks	Audio playback available approximately 3 hours after the event at:

www.credit-suisse.com/results

Telephone replay available approximately 1 hour after the event on

Europe:	+41 91 612 4330
UK:	+44 207 108 6233
US:	+1 866 416 2558

Conference ID: 271#

Note

We recommend that you dial in approximately 10 minutes before the start of the presentation for the audio webcast and telephone conference. Further instructions and technical test functions are available on our website.

First Quarter Results 2007

Zurich

May 2, 2007

Renato Fassbind, Chief Financial Officer

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form
20-F for the fiscal year ended December 31, 2006 filed with the US Securities and
Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group's first quarter report 2007.

First Quarter Results 2007

Slide 2

A strong start into 2007

vs. 4Q06

vs. 1Q06

1Q07

Change in % from

CHF m, except where indicated

1) for Core Results, i.e. excluding results from minority interests without significant interest

4Q06

1Q06

1Q07

in

First Quarter Results 2007

Slide 3

Net revenues 1)

10,669

11%

9%

Total operating expenses 1)

7,040

6%

9%

Income from continuing operations

2,729

17%

5%

Net income

2,729

5%

(42)%

Diluted EPS from continuing operations in CHF

2.42

22%

6%

Cost/income ratio 1)

66.0%

68.8%

65.7%

Return on equity

25.2%

24.4%

44.1%

Net new assets in CHF bn

43.0

27.2

6.9

1,990

1,439

257

Investment Banking

Private Banking

Asset Management

1Q05

1Q06

1Q07

Record first quarter results

Pre-tax income

CHF m

+114%

+48%

+24%

First Quarter Results 2007

Slide 4

Pre-tax income margin in %

23.3

27.2

30.2

38.4

42.1

42.8

33.9

31.0

33.1

74

69

69

57

67

66

Improved efficiency

Cost/income ratio

%, based on Core Results

1Q07

2006

2005

1)

1) Exclude charge to increase the reserve for certain private litigation of CHF 960 m and charge of CHF 630 m in relation to the change in accounting for share-base compensation

2)

2) 2006 results exclude credits received from insurance settlements for litigations and related costs of CHF 508 m

IB

PB

AM

Core
Results

1Q06

1Q07

1Q06

2)

1)

First Quarter Results 2007

Slide 5

76

69

66

Strong asset gathering momentum

Wealth Management

2004

2005

2006

1Q07

Asset Management

31

15

CHF bn

2004

2005

2006

1Q07

1

20

51

29

Net new assets

Assets under management

1)

1) Rolling four quarters

1)

709

815

568

693

784

463

589

670

43

51

CHF bn

First Quarter Results 2007

Slide 6

Net new asset growth on assets under management in %

6%

8%

7%

7%

0%

4%

9%

10%

41

37

36

37

39

37

38

73

71

73

71

70

75

40

41

52

42

32

39

43

69

Gross margin development

Wealth Management gross margin

Asset Management gross margin

1Q

2Q

3Q

4Q

1Q

118

109

101

113

125

112

113

2006

2005

2006

2007

1Q

2Q

3Q

4Q

1Q

2006

2005

2006

2007

Recurring revenues

Transaction-based

Basis points, before private equity and
other investment-related gains

Basis points

First Quarter Results 2007

Slide 7

248

252

254

271

13.2

13.9

10.8

10.6

10.8

11.3

Capital management

Risk-weighted assets in CHF bn

BIS Tier 1 ratio in %

Completed the CHF 6 bn 2005-07
buyback program by repurchasing
11.4 m shares for CHF 1.0 bn

Repurchased an additional 5.3 m shares
worth CHF 465 m for share-based
compensation plans

Reduction in Tier 1 ratio primarily due to
higher RWAs in line with increased
business activity

1Q06

2Q06

3Q06

4Q06

1Q07

2005

Comments on 1Q07

First Quarter Results 2007

Slide 8

Investment Banking with record results

Record revenues and 2nd best pre-
tax income

Strength in CMBS, leveraged
finance, equity proprietary trading
and equity cash businesses

Good results in emerging markets

Disciplined approach to
compensation accruals and
continued progress on other
expense reduction

Highlights first quarter 2007

First Quarter Results 2007

Slide 9

2,767

1,939

2,137

2,755

2,772

Fixed income trading

Fixed income trading revenues

Comments on 1Q07

1Q06

2Q06

3Q06

4Q06

1Q07

Record results despite the dislocation
of the US sub-prime mortgage market

Higher revenues in high grade debt
and leveraged finance

CMBS up versus 1Q06 but down
compared to strong 4Q06

Lower results in residential mortgage-
backed trading activity

Commodities business continued its
expansion; growth opportunities
remain

CHF m

+0%

+1%

First Quarter Results 2007

Slide 10

2,077

1,146

1,062

1,596

2,171

Equity trading revenues at record level

Equity trading revenues

Comments on 1Q07

Improved cash business resulting
from good performance in AES and
strong client flows

Excellent proprietary trading across
most strategies and regions

Prime services increased revenues
with growth in client balances and
new mandates

Derivatives and convertibles had solid
results; opportunities remain

CHF m

1Q06

2Q06

3Q06

4Q06

1Q07

+5%

+36%

AES = Advanced Execution Services, part of CS electronic trading platform

First Quarter Results 2007

Slide 11

Advisory and underwriting continue upward trend

Advisory and underwriting fees

Comments on 1Q07

Record debt underwriting revenues
with higher results in leveraged
finance based on improved market
share on higher industry volumes

Equity underwriting revenues
increased reflecting higher industry-
wide equity issuance levels from
1Q06

Advisory fees improved reflecting
strong M&A activity and higher market
share from 1Q06

4Q06 was seasonally strong due to
private fund activity

CHF m

1Q06

2Q06

3Q06

4Q06

1Q07

+53%

+59%

+25%

1,038

1,331

1,052

1,955

1,547

Equity underwriting

Advisory and other fees

Debt underwriting

First Quarter Results 2007

Slide 12

859

895

934

875

827

881

55.5

53.5

53.5

53.5

51.5

42.2

Continued progress on cost management initiatives

1Q06

2Q06

3Q06

4Q06

1Q07

2005

Compensation/revenue ratio in %

G&A expenses in CHF m

Compensation and benefits expense
is targeted at 51.5% for 2007

Reflects disciplined approach to
compensation accrual

Good expense control, despite
increases in volumes and activity

Achieved a lower expense run-rate in
1Q07 compared to the 2006 exit run-
rate

Comments on 1Q07

1Q06

2Q06

3Q06

4Q06

1Q07

2005

1)

1) Quarterly average and excluding charge to increase the reserve for certain private litigation of CHF 960 m

2) Excluding credits received from insurance settlements for litigations and related costs of CHF 474 m and CHF 34 m in 2Q06 and 4Q06, respectively

2)

2)

First Quarter Results 2007

Slide 13

Private Banking achieves good profitable growth

Positive impact from sound
economic fundamentals and a more
volatile market environment

Continued strong wealth
accumulation in our strategic
markets

Highlights first quarter 2007

First Quarter Results 2007

Slide 14

553

569

735

702

629

714

589

799

2,227

2,034

1,843

2,077

2,379

Wealth Management with strong revenues

Net revenues in CHF m

Total operating expenses in CHF m

1Q06

2Q06

3Q06

4Q06

1Q07

Hired 160 RMs in the last 12 months

Higher expenses for premises, IT and
sales & marketing costs reflecting
international expansion

Pre-tax margin at 41.5%

Increase driven by higher AuM and
improved recurring revenue margins

Progress in growing the business
with a higher proportion from
recurring revenues

1Q06

2Q06

3Q06

4Q06

1Q07

+7%

+15%

G&A and commission expenses

Compensation and benefits

Comments on 1Q07

1,264

1,255

1,161

1,283

1,388

First Quarter Results 2007

Slide 15

345

344

338

332

451

Corporate & Retail Banking with increased profitability

1Q07

1Q06

2Q06

3Q06

4Q06

Pre-tax income margin in %

      39.1               39.1               40.3                37.1               45.7

Net interest margins benefited from
favorable liability margins and volumes
and lower funding costs

Operating expenses included a non-
credit provisions release of CHF 37 m

+31%

+36%

Comments on 1Q07

Pre-tax income

CHF m

First Quarter Results 2007

Slide 16

Asset Management with very strong net new assets and
a return to higher profitability following the realignment

Growth in recurring fees

Objectives of 2006 realignment are
largely achieved

Increased momentum in attracting
new talent

Successful launch of innovative
products and improved distribution
capabilities, especially in Asia
Pacific

Highlights first quarter 2007

First Quarter Results 2007

Slide 17

646

648

206

115

89

92

128

Increased fees and lower investment-related gains

1Q06

2Q06

3Q06

4Q06

1Q07

Asset management
revenues 1)

Private equity and
other investment-
related gains

Net revenues

CHF m

+18%

+0%

1) Fixed income and money market, equity, balanced and alternative investments and other

First Quarter Results 2007

Slide 18

52

124

188

256

46

149

228

278

620

709

1Q07

1Q06

Strong assets under management growth

+14%

+9%

+20%

(12%)

Assets under management

CHF bn

Net new assets

CHF bn, 1Q07

29.0 bn

19.5 bn

8.0 bn

(1.8) bn

Total
division

Balanced

Fixed income &
money markets

Equity

Alternative
Investments

+21%

2.4 bn

Note: Division total includes other category with CHF 8.1 bn in AuM and net new assets of CHF 0.8 bn for 1Q07

First Quarter Results 2007

Slide 19

75

76

71

66

3

5

12

7

15

27

25

16

238

5

22

84

Progress against Group key performance indicators

Diluted EPS growth in %

(from continued operations)

Return on equity in %

(based on after-tax reported net income)

2004

2005

2006

1Q07

2004

2005

2006

1Q07

2004

2005

2006

1Q07

2004

2005

2006

1Q07

Net new asset growth in %

(annualized on assets under management)

Cost / income ratio in % 1)

(based on Core Results)

1) Results for 2005 exclude charge to increase the reserve for certain private litigation of CHF 960 m and charge of CHF 630 m in relation to the change in accounting for share-based compensation. 2006 results exclude credits received from insurance settlements for litigations and related costs of CHF 508 m.

First Quarter Results 2007

Slide 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: May 2, 2007
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications